UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ X Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
ZEKOND L.L.C

The legal status of issuer

      Form
      Limited Liability Corporation

      Jurisdiction of Incorporation/Organization
      Florida

      Date of organization
      January 27, 2022

Is there a co-issuer? _____ yes X_____ no. *If yes,*

The physical address of the issuer
2450 NE 135th St # 310 North Miami FL 33181

Website of issuer
https://zekond.com/

Name of the intermediary through which the offering will be conducted
Dealmaker Securities, LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of the intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
8.5% of the amount raised, a $15,000 one-time activation fee, and a $2,000 monthly fee.

1

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Common Stock (no Voting)

Target number of Securities to be offered
7,061

Price (or method for determining price)
$2.75
Minimum Purchase $ 300.25

Target offering amount
$20,000.28

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum offering amount (if different from target offering amount)
$124,000

Deadline to reach the target offering amount
December 24, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
12

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Commented [JS1]: The sale of 106 shares at 2.75, would be $291.50 for the shares and 8.75 for the investor fee, totaling $300.25. With one additional share it becomes $303.08 in total. $300.25 is certainly a visibly 'simpler' number.

EXHIBIT A
OFFERING MEMORANDUM OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 18, 2024,

ZEKOND L.L.C

Interests Representing Up to
$120,386.75 via SAFE
plus, an aggregate of up to $3,611.60 in Transaction Fees*

Offering Statement

ZEKOND is a social media platform where individuals can connect with friends, family, communities, and businesses, locally and around the world, in an exciting and inspiring environment. ZEKOND was released in August 2023 in 125 countries, with over 25 different languages. With Crowdfunding, ZEKOND will be able to reach millions of individuals through advertising, grow its current user base to millions more users, and provide a business venue for entrepreneurs locally and internationally. When investors buy shares from ZEKOND at $2.75, investors are investing in the future of the social media uncapped industry. One of ZEKOND's goals is to be part of the stock market exchange ($12.50 per share starting price) within 2 to 3 years, where investors will be able to profit from ZEKOND.

Offering memorandum

ZEKOND L.L.C Inc, ("ZEKOND", the "Company," "we," "us", "Issuer" or "our"), is offering up to $120,386.75 via a simple agreement for future equity (the "SAFE" or the "Securities"), combined with an investor fee of 3% per investment transaction up to $300/transaction ("Investor Fee"), totaling up to $3,611.60. Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $20,000.28 (the "Target Amount"), which includes an investor fee of 3%. This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by December 24, 2024 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. Investors who completed the subscription process by December 24, 2024, will be permitted to increase their subscription amount at any time on or before the Target Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 24, 2024. If the Company reaches its Target Amount before the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days before the close.

The minimum amount of Securities that can be purchased is $300.25 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale, and withdrawal at any time. Additionally, investors will be required to pay the Investor Fee to the Company to help offset transaction costs equal to three percent (3%) per investment (which may be capped or waived by the Company, in its sole and absolute discretion). The Investor Fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding

Investment commitments may be accepted or rejected by the Company, at its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The purchasers of the Securities ("Investors" or "you") must complete the purchase process through our intermediary, Dealmaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering

Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the projections, beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified

company or companies.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Perks

Certain investors in this Offering are eligible to receive bonuses, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional SAFEs for their purchase. Investors who invest any amount in the first 60 days from the commencement of this offering will receive the following Bonus amounts:

> First 30 days - 20% bonus
> First 45 days - 15% bonus
> First 60 days - 10% bonus

[1] "First 30 days" begins on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("CST") (04:59 am Coordinated Universal Time ("UTC") on the 30th day following the Launch Date. The "First 45 days" begins on the Launch Date and ends at 11:59 pm Eastern Daylight Time (CST")(04:59 am Coordinated Universal Time ("UTC") on the 45th day following the Launch Date. The "First 60 days" begins the Launch Date and ends at 11:59 pm Eastern Daylight Time ("CST") (04:59 am Coordinated Universal Time ("UTC") on the 60th day following the Launch Date.

About this Form C
It would be best if you relied only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Company Overview

ZEKOND was founded in 2022 by American entrepreneur Tonny Roberts to provide a social media platform ZEKOND is a social media platform where individuals can connect with friends, family, communities, and businesses, locally and around the world, in an exciting and inspiring environment. ZEKOND was released in August 2023 in 125 countries, with over 25 different languages.

The Offering

What is the purpose of this offering?
How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount is Sold	If Maximum Amount is Sold
Total Proceeds	20,000.28	123,998.35
Less: Offering Expenses		
(A) Deal Maker 8.5%+$15,000+$12,000	20,000.28	37,539.86
(B) Legal Expenses		10,000.00
(C) Marketing Expenses		15,000.00
Net Proceeds	-	61,459.35
Use of Net Proceeds		
(A) Company Payroll 25%	-	15,364.84
(B) Company Advertising 65%	-	39,948.58
(C) Company operational maintenance 10%	-	6,145.93
Total Use of Net Proceeds	-	-

Commented [JS2]: 10,539.86+15000+12000=$27,539

Strategy and Product

ZEKOND through digital advertising has a solid acquisition program and uses the funds from Crowdfunding ZEKOND will reach millions of new app users in the 5 regions, the United States & Canada, Central & South America, Europe, India & Asia. Our goal is to establish ZEKOND as one strong social media network and go to the stock market by 2026 where our investors will harvest the fruits and their investment from this crowdfunding.

ZEKOND app was designed to provide a network connection for businesses, friends, and families in a safe and inspiring environment, a platform for equal opportunities to hear and to be heard, ZEKOND also embraces and protects faith-based communities and provides tools to make their message reach masses around the world. A platform without censorship.

ZEKOND is an app free of charge and provides
Free pictures and video postings
Free live video calling
Free live-streaming video
Free video and picture storage
Free Video and picture storage
Free group creation and management
Free page creation and management
Free in-portal text messages
Free digital wallet (to send or receive funds)
Free advertising portal

Our Team

Officers and Directors:

Positions and offices currently held with the Issuer:

Tonny Roberts Perez
Positions: Chief Executive Officer
Dates of Service: January 2022 to present
Responsibilities: Day-to-day operations

Tonny Roberts is and Dominican American entrepreneur who believes anything is possible when God is on your side. After graduating from Umet University Metropolitan in 1997, moving to Miami Florida, and becoming an entrepreneur, Tonny published his first book in 2014 Breaking for Freedom. Tonny decided to explore other options such as establishing his own publishing company. With his marketing and sales background, he took actions into his own hands. He researched and learned every detail about the entire publishing process and publishing industry. As a result of his perseverance, in 2020, Landmark Publishing was born. Under his label Landmark Publishing, he published his second book, Walking by Faith & Caminando Por Fe. By 2021 his books will be sold in over 68 countries around the world. Many authors seek him for his publishing experience and expertise giving Tonny the motivation to make Landmark Publishing public, In 2022 decided to establish ZEKOND and give the world a social media platform that welcomes and supports our values, and beliefs. Our mission is to provide a venue where individuals can connect with friends, family, communities, and businesses locally and around the world in an exciting, safe, and inspiring environment. Zekond is the clean version of the social media app. Today ZEKOND is available in 125 countries with 25 different languages and has a clear vision for expansion and success.

Yisel Perez
Position: Director of Business Operations & Founder
Dates of Service: January 2022 to present
Responsibilities: Manage internal operation procedures.

Ms. Perez oversees the day-to-day business operations and functions under the direction of the Chief Executive Officer. Ms. Alonzo effectively and efficiently creates and executes strategies to support the growth of the business by managing and optimizing the resources available. She supervises the scope of project activities and the outcomes of various projects to ensure the company's goals are delivered and met. Ms. Perez comes with 20 years of hands-on experience in business operations, project development, compliance, fiscal, research analysis, and personnel management. Prior to joining Zekond, Ms. Perez was responsible for the day-to-day operations of multimillion-funded grant projects. As part of the research team, her role was pivotal in defining, developing, and determining funding limitations, timeframe, staffing requirements, procedures, and allotment of resources for the projects. Ms. Perez is committed to the highest level of company growth and professional development in every role she has attained. She aims for the best team building and is recognized as a strong leader. Ms. Perez has a Bachelor of Arts in Psychology and Communications and a Master of Arts, from Columbia University.

Angel Morillo
Position: Lead Engineer (engineer the entire project)
Dates of Service: January 2022 to present.
Responsibilities: Engineer the entire project.

Academic training: Industrial Engineer - Santiago Mariño University, Venezuela (2018)
Professional experience: Account Executive at Google

Responsibilities: Account management for all of Latin America and the Spanish-speaking community in the United States. Zekond: Description: Zekond is an innovative social network launched in 2023, developed mainly in PHP. The platform offers a variety of functionalities to improve the user experience in the social and professional spheres. Zekond Features & Available Applications: 1 in the Play Store, 2 in the App Store, 3 in the Amazon App Store, and 4 Galaxy App Store. Principal functions: Live Broadcast, Calls, and chats in real-time, Animated posts and reactions system, Job search, Creation of articles of interest, Instant video system (Zclips)
Followers' birthday reminders, Advertising from external publications and web pages.

Danny Moiseencov
Position: Main Developer
Dates of Services: January 2022 to present

Responsibilities: Software development and implementation.

I'm from the Republic of Moldova. I am the lead developer at Zekond, where I have been building innovative products and supporting existing systems for over two years.

My journey with Zekond began two years ago when I was invited to join the team while working as a freelancer. I was captivated by modern technologies and the opportunity to create amazing things, so I eagerly joined the Zekond team. Over time, I became part of the founding family, as I was one of the three people who started working at Zekond almost from the company's inception. I have played a crucial role in making important decisions regarding the company's development direction and have consistently created outstanding applications. One of my most significant contributions to Zekond is a cross-platform mobile application, built from scratch, where users can connect and view short videos (zClips). I have also developed numerous other technical modules and continue supporting existing ones. This experience has been invaluable, establishing me as a highly regarded developer and department manager, responsible for making strategic decisions. Currently, I am studying Informatics at the State University of Moldova.

Zekond has provided me with an excellent opportunity to realize my potential as a developer and department lead, creating remarkable products for people worldwide. I am committed to continuously improving the Zekond ecosystem and building even better applications and services, showcasing the full potential of Zekond's offerings.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Uncertain Risk.
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team concerning the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Our business projections are only projections.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide our products at a level that allows the Company to make a profit and still attract business.

The amount raised in this offering may include investments from Company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You are trusting that management will make the best decision for the Company.
You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
As we have already reached our target amount, we may request that the intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including, Internet, App displays, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties may fail to perform their services or will perform them in an unacceptable manner. We may experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these keys.

SAFEs do not represent current equity stakes in the Company so do not have voting rights.
Investors in this offering will not be able to vote with their SAFE note as they do not represent ownership in the Company.

SAFEs are not common or preferred stock, and you are not getting an equity stake in return for your investment.
SAFEs do not represent a current equity stake in the company in which you are investing. Instead, the terms of the SAFE have to be met for you to receive your equity stake.

SAFEs may only convert to equity if - and only if - a triggering event occurs.
The Company may never conduct future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read Form C and all Exhibits carefully and should consult with its own attorney and business advisor before making any investment decision.

Using a credit card to purchase securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.
Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Security Holders." The cost of using a credit card may also increase if you do not make the minimum

monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: "Credit Cards and Investments - A Risky Combination," which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You will need to keep records of your investment for tax purposes.
If the SAFE converts to an equity stake and you eventually sell the stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our Preferred Stock for you (and many brokers refuse to hold securities issued under Regulation A) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Preferred Stock.

Regulation Crowdfunding securities are restricted to a 12-month lock-up period.
Regulation Crowdfunding securities are restricted to a 12-month lock-up period, and therefore securities in this offering cannot be traded on a public exchange during this time. This will still apply to the Regulation of Crowdfunding securities that are converted into publicly traded shares should such an event take place.

Damage to our reputation could negatively impact our business, financial condition, and results of operations

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty to our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. The information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table sets forth information regarding principal security holders as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	% of Voting Power fully diluted
Leasing Nominees Limited	449,090.00	Common Stock	8.22%
Tonny Roberts Perez	5,454,545.45		

The Company's Securities

The Company has authorized the following securities:
     Common Stock: 449,090.00 of which shall be non-voting common stock

Dilution

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sold $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company ran into serious problems and to stay afloat it raised $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. If the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a security offering in order to purchase some equipment).

Book Value — This is based on an analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and the valuation of future returns is a best guess.

Different methods of valuation produce different answers as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company.
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition, transfers are subject to contractual restrictions under the Operating Agreement of the Co-Issuer, and under the Company's Investor Rights Agreement, Right of First Refusal Agreement, and Voting Agreement in the event investors in the offering become direct holders of the Company's securities.

 This Issuer has no indebtedness, Interest Rate, and no maturity date.

Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our audited financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to several factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum. There have not been any prior exempt offers in the last 3 years.

For the fiscal year ended December 31, 2023, the Company had revenues of $50,097 compared to the year ended December 31, 2022, when the Company had no revenues. The largest increase in these revenues was related to increased service fee revenue from its advertising services.

In 2023, the Company recognized $37,687 in operating expenses, as compared to no operating expenses for 2022. Strategic marketing investments have not only driven increased sales but also lowered customer acquisition costs over the operational periods, demonstrating the effectiveness of targeted campaigns.

The Company plans to continue to focus on operational efficiency, customer satisfaction, and strategic investments to drive further growth. The Company will continue efforts in effective cost management, which have successfully reduced operational expenses during the operating period, allowing the company to reinvest in critical areas of the business. This treatment has led to improvements in profitability, reflecting efficient cost management and value-driven strategies, which management expects to continue.
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Liquidity and Capital Resources

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your Company operations? Or do you have other funds or capital resources available?)
We believe the funds of this campaign are critical to our Company operations. These funds are required to support our working capital requirements related to new product development and the expansion into additional and large app users. The funds from this crowdfunding will be used to expand our operation and invest in marketing to grow the company and make it profitable meaning ZEKOND will be able to profit from continuing expansion and have the funds to develop and grow our users. Also, part of the plan is to use SBA Loans to bring more capital to the business and our own internal marketing team will start selling advertising on the platform when we have 5-10k users per region. At the same time with growth, we will be able to open our door for big companies like Google, Yahoo, Apple ect to advertise directly with us. As of May 31, 2024, the Company had $3,980.48 in cash and cash equivalents, which would allow the company to operate for approximately three months given its historical cash receipts and disbursements.

How long will you be able to operate the Company if you raise your minimum? What expenses is this estimate based on?
The minimum offering amount, being only $20,000.28, will be used for fees associated with the offering so it will not affect the operations of the Company.

How long will you be able to operate the Company if you raise your maximum funding goal?
If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18-24 months. And is projected to be self-sustainable after month 12 and with a $1,000,000 Investment will create a budget for 18-24 months with organic and marketing growth to reach 9-12 million app users. We are creating an estimated value of 1 billion dollars.

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE,

OWNERSHIP, AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to be approved before any transfer may be made.

Currently, no market exists for the SAFEs or for the securities into which they convert.

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation
As compensation for the services provided by Dealmaker Securities LLC, the issuer is required to pay to Dealmaker Securities LLC a fee consisting of eight and one-half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing, as well as additional usage fees. The commission is paid in cash. In addition, Dealmaker Securities will receive a $15,000 one-time activation fee and a $2,000 monthly fee. The intermediary will receive a commission on the Transaction Fee.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2025.

Once posted, the annual report may be found on the Company's website at https://zekond.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act.
(2) the Company has filed at least three annual reports under Regulation CF and has total assets that do not exceed $10,000,000.
(3) the Company has filed at least one annual report under Regulation CF and has fewer than 300 holders of record.
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities: or
(5) The company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at:
https://invest.zekond.com/

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process
To purchase the Securities, you must commit to the purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know-your-customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company is required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours before the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before 48 hours before the Target Date, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount before the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice before the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Investment Cancellations: Investors will have up to 48 hours before the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in the minimum offering amount, change in security price, change in management, etc. If an issuing Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12 months. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of their annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply. The Investor Fee will be applied towards these limits.

Updates

Information regarding updates to the offering and to subscribe can be found at   https://invest.zekond.com/

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Tonny Roberts Perez

_____

(Signature)

NAME Tonny

Roberts Perez

_____

(Name)

TITLE

_____

CEO

(Title)